Exhibit 8.1

List of Significant Subsidiaries

The following table lists the Registrant’s significant subsidiaries, as defined in Rule 1-02(w) of Regulation S-X, as at December 31, 2005. The table includes the legal name of the subsidiary and its jurisdiction of incorporation:

Name

Call Tel Corporation (Panama)

GFN Comunicaciones, S.A. (Dominican Republic)

TCN Dominicana, S.A. (Dominican Republic)

Tricom Centroamérica, S.A. (Panama)

Tricom USA, Inc. (Delaware)